EXHIBIT 99.1

NXT Energy Solutions Named Finalist for 26th Annual Platts Global Energy Awards

CALGARY, AB, November 26, 2024 – NXT Energy Solutions Inc. ("NXT" or the "Company") (TSX: SFD; OTCQB: NSFDF) is pleased to announce that it has been named a finalist for the Energy Transition Award - Upstream category at the Annual Platts Global Energy Awards. The Platts Global Energy Awards recognize corporate and individual innovation, leadership, and exemplary performance in 19 categories spanning the entire energy and chemicals value chain.

Bruce G. Wilcox, CEO of NXT, stated “We are deeply gratified that NXT Energy Solutions has been recognized as a finalist for the Energy Transition Award – Upstream category, especially having just been awarded “Best Exploration Technology” at the 2024 Gulf Energy Information Excellence Awards.”

Allison Sacco, Awards Executive Producer, S&P Global Commodity Insights, commented, “The Platts Global Energy Awards has a long history of honoring industry pioneers whose vision and dedication power the progress and innovation of tomorrow. We are delighted to celebrate those who illuminate the path to a more sustainable future and look forward to convening this remarkable group of participants in New York this December."

Winners will be announced the evening of December 12, 2024 at a black-tie gala in downtown Manhattan.

About NXT Energy Solutions Inc.

NXT Energy Solutions Inc. is a Calgary-based technology company whose proprietary airborne SFD® survey system, applied in numerous basins around the world, uses the principles of quantum mechanics to infer stress anomalies of exploration interest. The method can be used both onshore and offshore to remotely identify areas conducive to fluid entrapment in order to recommend areas with commercial hydrocarbon and/or geothermal potential. The SFD® survey system enables our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is the registered trademark of NXT Energy Solutions Inc. NXT Energy Solutions Inc. provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Contact Information

For investor and media inquiries please contact:

Michael Baker
Investor Relations
302, 3320 – 17th AVE SW
Calgary, AB, T3E 0B4
+1 403 264 7020
nxt_info@nxtenergy.com
www.nxtenergy.com